OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.        )*

Corrpro Companies, Inc.

(Name of Issuer)

Common Stock – No Par Value

(Title of Class of Securities)

220317101

(CUSIP Number)

John R. Erickson

Executive Vice President

American Capital Strategies, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, MD 20814

(301) 951-6122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    220317101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Capital Strategies, Ltd. 52-1451377

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,936,967 8. Shared Voting Power 0 9. Sole Dispositive Power 3,936,967 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,936,967

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 13%

14.	Type of Reporting Person (See Instructions) IV

This statement or Schedule 13D is filed on behalf of American Capital Strategies, Ltd., a Delaware corporation, for the purpose of reporting the acquisition of warrants to purchase shares of common stock, no par value, of Corrpro Companies, Inc., an Ohio corporation.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, no par value, of Corrpro Companies, Inc., an Ohio corporation (“Corrpro”), with its principal executive offices located at 1090 Enterprise Drive, Medina, Ohio 44256.

Item 2. Identity and Background

This Schedule 13D is being filed by American Capital Strategies, Ltd. (“American Capital”), a corporation formed under the laws of the state of Delaware. The principal executive offices of American Capital are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

American Capital is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. American Capital primarily provides investment capital to middle market companies.

Certain information with respect to the directors and executive officers of American Capital is set forth on Exhibit 7.9 filed herewith, including each such person’s business address, present principal occupation or employment, citizenship and other information.

Neither American Capital nor, to the best of his or her knowledge, any director, executive officer or controlling person of American Capital has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 30, 2004, in connection with a refinancing and recapitalization of Corrpro, American Capital purchased $14 million in subordinated debt issued by Corrpro and/or certain of its affiliates and warrants to purchase 3,936,967 shares of common stock, no par value, of Corrpro at a nominal exercise price (the “Warrants”). American Capital used funds from its working capital to purchase such subordinated debt and the Warrants.

Concurrently with American Capital’s subordinated debt and Warrant investment, Corrpro Investments, LLC (the “LLC”) purchased $13 million of Series B Cumulative Redeemable Voting Preferred Stock, no par value, of Corrpro (the “Preferred Stock”) and warrants to purchase up to 40% of the fully-diluted common stock, no par value, of Corrpro at a nominal exercise price (the “LLC Warrants”). The LLC used funds from its working capital to purchase the Preferred Stock and warrants. Wingate Partners III, L.P. and Wingate Affiliates III, L.P. (collectively, the “Wingate Entities”) are the majority owners of the LLC, with an 80.3% equity interest. In connection with the purchase of its subordinated debt and Warrant investment, American Capital also purchased, for $2.0 million in cash, a 15.4% equity interest in the LLC. American Capital hereby expressly disclaims membership in a group with the Wingate Entities and beneficial ownership of the Preferred Stock and warrants purchased by the LLC.

Item 4. Purpose of Transaction

In connection with the refinancing and recapitalization plan of Corrpro approved on March 16, 2004 at a special meeting of the stockholders, American Capital acquired $14 million of subordinated debt issued by Corrpro and/or certain of its affiliates and the Warrants. American Capital purchased the subordinated debt and Warrants in the ordinary course of its business of seeking to achieve its investment objectives and in accordance with its investment policies and restrictions.

Concurrently with American Capital’s subordinated debt and Warrant investment, the LLC purchased $13 million of Preferred Stock and the LLC Warrants. The Wingate Entities own 80.3%, or a majority ownership interest, of the LLC. In connection with the purchase of its subordinated debt and Warrant investment, American Capital also purchased, for $2.0 million in cash, a 15.4% equity interest in the LLC. American Capital hereby expressly disclaims membership in a group with the Wingate Entities and beneficial ownership of the Preferred Stock and warrants purchased by the LLC.

3

Other than as described above, American Capital has no plans or proposals which would result in any action described in (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a)     American Capital beneficially owns 3,936,967 shares of Corrpro’s common stock, no par value, as follows: American Capital has the right to acquire up to 3,936,967 shares of Corrpro’s common stock upon the exercise of the Warrants, representing 13% of the fully-diluted common stock.

The LLC beneficially owns 13,000 shares of Preferred Stock and 12,113,744 shares of Corrpro’s common stock, no par value, as follows: The LLC has acquired 13,000 shares of Preferred Stock and has the right to acquire up to 12,113,744 shares of Corrpro’s common stock upon exercise of the LLC Warrants, representing 40% of the fully-diluted common stock. The Wingate Entities own 80.3%, or a majority ownership interest, of the LLC. Under the terms of the Limited Liability Company Agreement of the LLC, American Capital may, under certain circumstances, require the LLC to exercise certain rights on behalf of the equity owners of the LLC or assign such rights to such equity owners and allow the equity owners to exercise such rights directly. Among these rights are: (i) certain rights to exercise the LLC Warrants; (ii) demand and piggyback registration rights with respect to shares of common stock issuable upon exercise of the LLC Warrants; and (iii) in the event that Corrpro authorizes the issuance and sale of additional securities, rights to acquire a portion of such securities at the same price and on the same terms as such securities are to be offered to any other investor.

In connection with American Capital’s investment in Corrpro, American Capital and the LLC entered into a Voting Agreement pursuant to which the LLC agreed to vote its equity securities in Corrpro in favor of certain actions taken by American Capital to effect the election of a nominee of American Capital to the board of directors of Corrpro. Pursuant to Section 12(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, American Capital and the Wingate Entities may be deemed to have acquired beneficial ownership of 13,000 shares of Preferred Stock and 16,050,711 shares of common stock, no par value, of Corrpro, or approximately 53% of the fully-diluted common stock, as a group by virtue of the Voting Agreement. American Capital, however, hereby expressly disclaims membership in a group with the Wingate Entities and beneficial ownership of the Preferred Stock and the shares of common stock of Corrpro issuable upon exercise of the LLC Warrants pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. The LLC is primarily managed by the Wingate Entities, as majority owners. American Capital is a passive investor in the LLC with no ability to control the management of the LLC except for the limited right granted to American Capital under the Voting Agreement in connection with its minority investment in the LLC and certain other rights described herein.

(b)     Upon exercise of the Warrants, American Capital would have sole power to vote, and sole power to dispose of 3,936,967 shares of common stock of Corrpro.

(c)     See Item 3 above.

(d)     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of Corrpro issuable upon exercise of the Warrants.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Note and Equity Purchase Agreement, American Capital purchased $14 million in subordinated debt and the Warrants from Corrpro and certain of its affiliates. Until the subordinated debt is paid in full, Corrpro is required under the Note and Equity Purchase Agreement to take, and refrain from taking, certain actions. Corrpro also granted American Capital under the Note and Equity Purchase Agreement certain (i) put rights with respect to the Warrants and the shares of common stock issuable upon exercise of the Warrants; (ii) demand and piggyback registration rights with respect to the shares of common stock issuable upon exercise of the Warrants; and (iii) in the event that Corrpro authorizes the issuance and sale of additional securities, limited rights to acquire a portion of such securities at the same price and on the same terms as such securities are to be offered to any other investor.

Simultaneously with American Capital’s subordinated debt and Warrant investment, the LLC purchased $13 million in Preferred Stock and the LLC Warrants from Corrpro pursuant to the terms and conditions set forth in a Securities Purchase Agreement. In connection with the LLC’s purchase of $13 million in Preferred Stock and the LLC Warrants, Corrpro granted the LLC certain demand and piggyback registration and other rights with respect to the shares of common stock issuable upon exercise of the LLC Warrants pursuant to an Investor and Registration Rights Agreement. As a preferred stockholder, the LLC also has preemptive rights with respect to certain future offerings and issuances of Corrpro securities under the Amended and Restated Articles of Incorporation of Corrpro. Under the terms of the Limited Liability Company Agreement of the LLC, American Capital may, under certain circumstances, require the LLC to exercise certain rights on behalf of the equity owners of the LLC or assign such rights to such

4

equity owners and allow the equity owners to exercise such rights directly. Among these rights are: (i) certain rights to exercise the LLC Warrants; (ii) demand and piggyback registration rights with respect to shares of common stock issuable upon exercise of the LLC Warrants; and (iii) in the event that Corrpro authorizes the issuance and sale of additional securities, rights to acquire a portion of such securities at the same price and on the same terms as such securities are to be offered to any other investor.

In connection with American Capital’s minority investment in the LLC, American Capital and the LLC entered into a Voting Agreement pursuant to which the LLC agreed to vote its equity securities in Corrpro in favor of certain actions taken by American Capital to effect the election of a nominee of American Capital to the board of directors of Corrpro. Pursuant to Section 12(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, American Capital and the Wingate Entities may be deemed to have acquired beneficial ownership of 13,000 shares of Preferred Stock and 16,050,711 shares of common stock, no par value, of Corrpro, or approximately 53% of the fully-diluted common stock, as a group by virtue of the Voting Agreement. American Capital, however, hereby expressly disclaims membership in a group with the Wingate Entities and beneficial ownership of the Preferred Stock and the shares of common stock of Corrpro issuable upon exercise of the LLC Warrants pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
7.1	Note and Equity Purchase Agreement
7.2	Warrant
7.3	Securities Purchase Agreement
7.4	Sections 3.15 and 3.16 of the Amended and Restated Limited Liability Company Agreement of Corrpro Investments, LLC
7.5	LLC Warrant
7.6	Investor and Registration Rights Agreement
7.7	Voting Agreement
7.8	Amended and Restated Articles of Incorporation of Corrpro Companies, Inc.
7.9	Directors and Executive Officers of American Capital Strategies, Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2004

AMERICAN CAPITAL STRATEGIES, LTD.

By: /s/ Malon Wilkus

Name: Malon Wilkus Title: President, Chief Executive Officer and Chairman

5